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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER
                            ------------------------

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2002


                            AETERNA LABORATORIES INC.
                  ----------------------------------------------
                 (Translation of registrant's name into English)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F           Form 40-F  X
                            -----               -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                          Yes           No  X
                             -----        -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -----

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                                 DOCUMENTS INDEX

Documents Description
---------------------

1. Press Release of December 30, 2002 - AEterna acquires German biopharmaceutical Zentaris from Degussa

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                                 [LOGO OMITTED]

                                                                  PRESS RELEASE
                                                          FOR IMMEDIATE RELEASE

               AETERNA ACQUIRES GERMAN BIOPHARMACEUTICAL ZENTARIS
                                  FROM DEGUSSA

QUEBEC CITY, CANADA, DECEMBER 30, 2002 - AEterna Laboratories Inc. (TSX: AEL;
Nasdaq: AELA) announced that it has concluded a definitive sales and purchase agreement with Degussa AG to acquire all the outstanding shares of Zentaris AG for (euro)50 million (Cdn $81.5 million). Zentaris AG is a German-based biopharmaceutical company focused on oncology and endocrinology. The Boards of AEterna and Degussa have unanimously approved the transaction as of today.

TRANSACTION HIGHLIGHTS

o Zentaris strengthens AEterna's pipeline in oncology and diversifies the portfolio into a second growing therapeutic area, endocrinology.

o To complement AEterna's leading position in antiangiogenesis for oncology, Zentaris adds four clinical stage products (three Phase II, one Phase I) in nine indications in addition to six preclinical stage products to the portfolio.

o To establish AEterna's move into endocrinology, Zentaris brings one product with four indications (three in Phase II, one marketed) - Cetrotide(R) which is approved and marketed for in vitro fertilization.

o Zentaris is expected to drive drug discovery at AEterna on a going-forward basis through a state-of-the-art drug discovery unit, including a 100,000 proprietary compound library and a privileged collaboration with the laboratory of a U.S. Nobel Laureate.

o AEterna is also expected to benefit from Zentaris' established marketing alliances and strategic partnerships including among others:

     o    Serono International S.A.;
     o    Solvay Pharmaceuticals B.V.;
     o    Baxter Healthcare S.A.;
     o    Shionogi & Co., Ltd.;
     o    Nippon Kayaku Co., Ltd.; and
     o    The National Cancer Institute

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o    Zentaris expects to generate approximately (euro)20 million (Cdn $32.6 million) of revenue and to be cash flow positive in 2002.

o Zentaris is debt-free and is expected to have a working capital in excess of (euro)23 million (Cdn $37.5 million) at December 31, 2002.

Dr. Eric Dupont, Chairman of the Board and Chief Executive Officer at AEterna said, "The acquisition of Zentaris represents a major milestone in our planned and communicated strategy. Zentaris provides AEterna with a deeper pipeline in oncology and an established portfolio in a second therapeutic area, endocrinology. Moreover, Zentaris is expected to be cash flow positive in 2002."

Gilles Gagnon, President and Chief Operating Officer at AEterna stated, "This agreement is a major step towards creating a global biopharmaceutical company, from drug discovery to market approval. Zentaris adds a strong pipeline of preclinical and clinical products, including a marketed product, as well as several development and marketing alliances. Zentaris' success has been a result of a strong management team with pharmaceutical experience, led by Professor Dr. Jurgen Engel."

Prof. Dr. Jurgen Engel, Chief Executive Officer of Zentaris stated, "We are very pleased and excited to be part of AEterna. The new structure allows Zentaris to grow internationally, to push forward with its promising preclinical and clinical projects and to provide an exciting perspective to its employees."

DETAILS OF THE ACQUISITION

AEterna, through a newly created German subsidiary named AEterna GmbH, has acquired all the outstanding shares of Zentaris AG for (euro)50 million (Cdn $81.5 million), to be settled as follows:

o    (euro)27 million (Cdn $44 million) cash, paid today; and

o (euro)23 million (Cdn $37.5 million), may be paid by AEterna GmbH upon the completion, in accordance with the terms of the transaction and not later than April 30, 2003, of the merger between AEterna GmbH and Zentaris. The
     (euro)23 million balance of purchase price will be paid to Degussa using Zentaris' excess working capital, as a result of which AEterna will not be required to disburse additional funds in connection with this transaction.

HSBC Securities (Canada) Inc. acted as financial advisor to AEterna for this transaction. Sal. Oppenheim jr. & Cie. KGaA, acted as financial advisor on behalf of Degussa.

CONFERENCE CALL

AEterna will host a conference call to discuss the acquisition of Zentaris, at the latest on Thursday, January 9, 2003. Details of the conference call will be available on AEterna's web site www.aeterna.com.

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ABOUT ZENTARIS AG

Based in Frankfurt, Germany, Zentaris AG currently has 67 employees who develop innovative products for new patient-friendly therapies. The main focus is on the treatment of benign and malignant tumors, integrating drug discovery and clinical development for this purpose. Zentaris AG was formed by separating-out parts of the Degussa Group at the beginning of 2001. The company has leveraged the decades of expertise built up by Degussa Pharmaceuticals Division, specifically in endocrinology (hormone research) and oncology (tumor research).

News releases and additional information about Zentaris are available on its Web site at www.zentaris.de

ABOUT DEGUSSA AG

Degussa is Germany's third largest chemicals company and the worldwide number one in the field of specialty chemicals. The strengths of Degussa lie in its high-efficiency customized system solutions developed for clients in over 100 countries worldwide. The company has 53,400 employees in over 300 plants worldwide with sales reaching (euro)12.9 billion in 2001.

News releases and additional information about Degussa are available on its Web site at www.degussa.de.


ABOUT AETERNA LABORATORIES INC.

AEterna is a Canadian biopharmaceutical company and a frontrunner in the development of an angiogenesis inhibitor, primarily in oncology.

Neovastat, antiangiogenic components extracted from marine cartilage, is currently undergoing two Phase III clinical trials for the treatment of lung and kidney cancer and one Phase II trial for the treatment of multiple myeloma, a form of blood cancer. These trials are currently being held in more than 120 clinical institutions in Canada, the United States and several European countries.

AEterna owns 61.8% of Atrium Biotechnologies Inc., which develops and markets nutritional supplements, as well as active ingredients and fine chemicals intended for the cosmetics, nutritional, fine chemicals and pharmaceutical industries. Atrium markets over 500 products in 20 countries to industry leaders such as Estee Lauder, L'Oreal, Clarins, Chanel, Aventis, SanofiSynthelabo and Nestle.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the Nasdaq National Market (AELA).

News releases and additional information about AEterna are available on its Web site at www.aeterna.com.

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SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                     - 30 -


CANADA
Media Relations:                           Investor Relations:
Paul Burroughs                             Jacques Raymond
Tel.:  (418) 652-8525 ext. 406             Tel.:  (418) 652-8525 ext. 360
Cell.: (418) 573-8982                      Cell.: (514) 703-5654
Fax:   (418) 577-7700                      Fax:   (418) 577-7700
E-mail: paul.burroughs@aeterna.com         E-mail: jacques.raymond@aeterna.com

USA                                        EUROPE
The Investor Relations Group               Zentaris AG
Lisa Lindberg                              Matthias Seeber
Tel.: (212) 825-3210                       Tel.: 011 49 69 4 26 02 34 25
Fax:  (212) 825-3229                       Fax:  011 49 69 4 26 02 34 44
E-mail: TheProTeam@aol.com                 E-mail: matthias.seeber@zentaris.de

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                                    SIGNATURE
                                    ---------


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        AETERNA LABORATORIES INC.


Date: December 30, 2002                 By: /s/Claude Vadboncoeur
     ------------------                    -----------------------------------
                                            Claude Vadboncoeur
                                            Vice President, Legal Affairs and
                                            Corporate Secretary